FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2006

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Abbey exceeds 2005 targets

London, 8 February 2006

This statement provides a summary of the business and unaudited financial results for the year ended 31 December 2005.

The statement details the 2005 year-end results prepared on an International Financial Reporting Standards (IFRS) accounting basis, and compares to a 2004 result on a like-for-like basis .

The full year results of Santander were also released today, and Abbey’s consolidated 2005 performance is included within its financial statements.

Key highlights

•	statutory profit before tax of £596 million (2004: £(21) million), with a net attributable profit of £420 million (2004: £(151) million);
•

trading profit before tax of £775 million increased 34% compared to £579 million in 2004, with the second half performance benefiting from an increase in revenues combined with lower costs resulting from the cost reduction programme;

•

trading income was slightly ahead of 2004, and better than originally targeted at the start of 2005. During the year trading income has benefited from increased fee income, partially offset by a modest decline in spreads;

•	trading expenses were £224 million lower than 2004, a reduction of 13%, well ahead of the original targeted savings for 2005 of £100 million;
•	a reduction in the trading cost: income ratio of 9.3% to 60.6% (2004: 69.9%);
•	lending provision charges (after adjusting for 2004 write-backs) were higher by £54 million;
•	reorganisation and other charges of £266 million (2004: £546 million), including the cost of compensation following remediation of £70 million relating to endowment misselling;
•	total customer loans of £99.3 billion, up 4%, and retail deposits of £62.0 billion, also up 4% compared to 2004;
•	a return on equity of 14.2%; and
•

capital ratios increased due to the impact of increased net attributable profit, partly offset by IFRS adjustments applicable from 1 January 2005. The tier 1 ratio increased to 10.0% and equity tier 1 ratio to 6.6%, compared with 9.6% and 6.3% in 2004 respectively.

Overview

"Today's results clearly show that we are on track in our efforts to turn Abbey around.

We have exceeded the targets we set for 2005. We’ve made excellent progress in reducing costs across the business, and there are early but clear signs of sustainable revenue growth.

Our market share of new business in mortgages and savings has improved and our efforts to attack in areas where we have significant opportunities - such as current accounts, unsecured personal loans and investments - are building momentum. In addition, we have recently announced the intention to set up our own credit card business, drawing upon the expertise of Santander’s global card operations. Across all product lines we are focusing on profitable business, whilst maintaining good credit quality.

Underpinning our progress are improvements in sales capacity and productivity. The number of people holding sales authorisations in our branches has increased by 28% from the start of the year, with improvements in cross-sales performance in the second half of the year. In addition, the service issues that were hindering performance in the intermediary channel have been successfully addressed.

In the first full year since the acquisition by Santander, Abbey has made excellent progress. We are meeting our challenges and have competitive products and the enthusiasm to succeed. We have set ourselves clear targets, and we will build on the momentum we have established in 2005 and expect further improvements in customer service and business efficiency in 2006.

We’ve made a good start towards achieving our three-year turnaround and long-term goal of becoming the best retail bank in the UK."

Francisco Gómez-Roldán

Chief Executive

Results

Abbey statutory profit before tax of £596 million (2004: loss of £(21) million) marks a significant improvement on 2004.

Profit and loss:

	Half 1 2005	Half 2 2005	Full year 2005	Proforma Full year 2004
	£ m	£ m	£ m	£ m
Net interest income	591	652	1,243	1,304
Non-interest income	630	647	1,277	1,198
Trading income	1,221	1,299	2,520	2,502

Trading expenses	(775)	(751)	(1,526)	(1,750)
Provisions	(97)	(122)	(219)	(173)
Trading profit before tax	349	426	775	579

Adjust for:
- EV charges and rebasing	(16)	4	(12)	21
- Other intangibles	(2)	(1)	(3)	(20)
- Hedging variances	10	(28)	(18)	n/a

Profit before tax before reorganisation expenses	341	401	742	580

Adjust for:
- Reorganisation expenses	(83)	(150)	(233)	(547)
- One-off statutory IFRS adjustment	-	-	-	(239)
- Remove proforma IFRS adjustment	-	-	-	174

Statutory profit before tax	258	251	509	(32)
Statutory PBU profit before tax	36	51	87	11
Abbey statutory profit before tax	294	302	596	(21)

Taxation expense	(87)	(89)	(176)	(33)
Preference dividends and MI	n/a	n/a	n/a	(97)
Net attributable profit	207	213	420	(151)

£ m	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	Qtr 1 2005	Qtr 2 2005	Qtr 3 2005	Qtr 4 2005
Net interest income	342	376	304	282	290	301	326	326
Non-interest income	301	264	408	225	294	336	317	330

Net interest income of £1,243 million was lower than in 2004 (£1,304 million), in part due to £50 million of non-recurring benefit in 2004 relating to the close out of free-reserves hedges. The underlying movement reflects strong banking performance offset by a lower mortgage contribution and continuing pressure from the decline in back-book saving balances. Whilst the overall spread declined year on year by 6 bps to 1.45% (2004: 1.51%), over the last 18 months the spread has remained stable. The second half 2005 asset spread was 2 bps better than the same point last year reflecting increased standard variable rate balances.

%	Half 1 2004	Half 2 2004	Full year 2004	Half 1 2005	Half 2 2005	Full year 2005
Asset spread	0.78	0.70	0.74	0.70	0.72	0.71
Liability spread	0.78	0.76	0.77	0.75	0.73	0.74
Total spread	1.56	1.46	1.51	1.45	1.45	1.45

Non-interest income for 2005 of £1,277 million was up 7% on 2004. The underlying improvement, excluding non-recurring items of £49 million in 2004 (2005: £22 million), has been driven largely by strong growth in retail banking fee income and an increased contribution from Abbey Financial Markets. In the life business, the impact of experience variances and assumption changes was £22 million (2004: £(58) million), largely reflecting adverse lapse impacts, more than offset by the favourable impact of changes in mortality, morbidity and expenses.

In total, trading income of £2,520 million was slightly ahead of 2004, and well ahead of the target of being broadly level excluding non-recurring benefits included in 2004.

£ m	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	Qtr 1 2005	Qtr 2 2005	Qtr 3 2005	Qtr 4 2005
Trading expenses	430	435	430	455	400	375	367	384

£ m	December 2004	March 2005	June 2005	September 2005	December 2005
FTE (excl. PBU)	24,559	23,664	22,005	20,740	20,484

In 2005, trading expenses, excluding reorganisation costs, were £1,526 million, 13% lower than in 2004. This reflects the benefit of the cost reduction programme that has reduced costs by £224 million, with savings across all business areas and well ahead of the original target of £100 million for 2005. Fourth quarter trading expenses included c. £20 million of costs relating to year-end accruals including profit share.

In total, over 4,000 roles have been removed from the business during the year.

£ m	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	Qtr 1 2005	Qtr 2 2005	Qtr 3 2005	Qtr 4 2005
Lending provisions	44	26	41	44	41	56	55	57

Note: Lending provisions in the table above exclude significant non-lending related provisions, including reductions of general provisions in 2004 and provisions for other liabilities raised in 2004 and 2005.

NPL’s as a % of asset (3 month +)	December 2004	March 2005	June 2005	September 2005	December 2005
Mortgages	0.55%	0.59%	0.63%	0.67%	0.65%
UPLs	1.93%	1.74%	1.66%	1.56%	1.70%

Total provisions of £219 million were up from £173 million in 2004.

To understand the underlying trends in 2005, two large items need to be taken into account, a significant reduction in general provisions (2004: £(136) million) and provisions for other liabilities (2005: £10 million, 2004: £154 million).

The underlying trend in lending provisions is an increased charge of £54 million. Of this increase, £12 million related to mortgages, equivalent to c.1 basis point.

Most of the remaining increase related to the unsecured book, with some modest credit quality deterioration in line with industry experience, but also attributable to growth and seasoning of the asset over the last two years.

In overall terms, the balance sheet remains strong. Secured lending constitutes 96% of customer loans, with an average loan to value (LTV) in the retail mortgage book of 45%. The improved new business levels have been achieved without relaxing credit criteria - the average LTV of new business in 2005 was below 60%, and lower than 2004. Current mortgage arrears relate to £604 million of lending, or 0.65% of the overall book, which is well below the long-run average. 3 month-plus arrears cases of 8,240 were only 3% higher than December 2004 and significantly lower than the industry average.

In terms of unsecured lending, non-performing loans (NPLs) as a % of assets were 1.70%, compared to 1.93% at December 2004 reflecting quicker write-offs in 2005.

Reorganisation and other charges:

Reorganisation and other charges for the period totalled £266 million compared with £546 million in the equivalent period in 2004. The largest component in 2005 relates to reorganisation expenses of £233 million largely resulting from the cost reduction programme, the ongoing restructuring of the business and some regulatory change investment in part offset by provision releases.

During 2005, Abbey has undergone a detailed review of endowment policies in remediation. As a result of this, compensation of £70 million (included as reorganisation expenses) has been incurred.

Embedded value charges and rebasing were £(12) million (2004: £21 million), with a positive impact in the second half of 2005 reflecting positive market movements.

Additionally, the impact of hedge ineffectiveness (i.e. the impact of IAS 39) resulted in a cost of £(18) million for the year.

Portfolio Business Unit:

Profit before tax for the Portfolio Business Unit (PBU) of £87 million was significantly higher than the £11 million in 2004, reflecting the more advanced stage of the exit programme, and profits on sale of finance leasing assets in the period.

Total assets had been reduced to £2.5 billion by year-end, 47% lower than December 2004. The remaining balance is largely made up of the Porterbrook business, and these assets will be reported as part of Abbey Financial Markets in 2006. Within the £87 million, the profit before tax of these assets was c. £30 million in 2005.

Business flows:

	Half 1 2004	Half 2 2004	Half 1 2005	Half 2 2005	Full year 2004	Full year 2005
Gross mortgage lending (£ bn)	13.0	12.0	11.6	16.0	25.0	27.6
Capital repayments (£ bn)	9.8	12.1	11.5	13.1	21.9	24.6
Net mortgage lending (£ bn)	3.2	(0.1)	0.1	2.9	3.1	3.0
Stock (£ bn)	91.0	90.9	91.0	93.9	90.9	93.9

Market share – gross lending	9.0%	8.2%	9.2%	9.9%	8.6%	9.6%
Market share – net lending	6.1%	(0.3)%	0.3%	5.8%	3.1%	3.3%
Market share – stock	11.0%	10.4%	9.9%	9.7%	10.4%	9.7%

Total net deposit flows (£ bn)	(0.9)	2.2	1.3	1.3	1.3	2.6

Bank account openings (000)	184	194	192	194	378	386
Gross UPL lending (£ m)	1,108	1,031	971	1,145	2,139	2,116
Credit card openings (000)	89	110	128	89	199	217

Investment sales – APE (£ m)	58	61	75	83	119	158

Protection sales – APE (£ m)	56	41	40	42	97	82

General Insurance sales (000)	196	182	157	158	378	315

Main highlights include:

•

gross mortgage lending of £27.6 billion (2004: £25.0 billion) was 10% ahead of 2004 with an uplift in all channels and an improved average new business margin. This compared to a 1% decline in the size of the market, resulting in a market share estimated at 9.6% (2004: 8.6%). Capital repayments of £24.6 billion were above natural share, as expected, reflecting high levels of incentive period maturities. Net lending of £3.0 billion, was slightly ahead of 2004 and corresponds to a 3.3% market share;

•

deposit inflows of £2.6 billion, double the 2004 performance. Profitable new branch-based acquisition account inflows more than offset back-book attrition and helped to stabilise liability spreads. Overall retail deposit balances of £62 billion were up 4% on 2004;

•	in total bank account openings were ahead of last year’s performance, with a stronger uplift in terms of adult Abbey bank account openings, up 14%. This was boosted by the recent "Bank and Save" campaign, which also contributed to a doubling of switchers joining Abbey to 34,000, of which 17,000 were in the fourth quarter;
•	in total gross unsecured lending was broadly in line with 2004, although balances grew by 15% reflecting strong performance in both 2004 and 2005. In addition, Abbey branded gross lending was up 23%, largely driven by improved systems capability in the branch channel;
•	credit card openings were up 9% compared to 2004, albeit with a weaker second half performance;
•	investment sales were 33% ahead of 2004, benefiting from significant growth in sales of the Select Offshore Bond, a strong tax year-end and the successful launch of Guaranteed Income Bond through direct channels in the first half of the year. In total, investment sales (including Inscape) through direct channels were up 50%; and
•	sales of protection and general insurance sales fell relative to 2004, albeit set against a declining market. However, second half protection sales were up 5% compared with the first half.

Appendix 1: Basis of presentation

1.1 IFRS

A number of International Financial Reporting Standards (IFRS) were not required to be implemented until 1 January 2005. To aid comparison between 2004 and 2005, the 2004 results presented in this release have been prepared on a proforma basis, incorporating the impact of IFRS where it is possible to determine what the impact would have been if the accounting changes had been effective in 2004.

The 2004 restated result includes final proforma (prospective) adjustments (except for the IAS 39 impact on non-trading derivatives and hedging) as well as final statutory (retrospective) impacts.

Furthermore, to assist in understanding the underlying trends in the business, a view of trading results (defined below) is again used, which also excludes the one-off components of statutory IFRS restatements.

 1.2 IFRS adjustments since Interim 2005 results

Since the 2005 interim results announcement, some IFRS adjustments impacting 2004 have been further clarified and finalised. As a result, there have been some changes compared to the previous guidance as follows:

•	£14 million reduction in the 2004 tax charge as a result of the clarification of the treatment of taxation in the Life business;
•	removal of a £46 million charge in relation to stock options following the clarification of the treatment of cash settled employee stock option schemes; and
•	other smaller adjustments that are net attributable neutral.

1.3 Trading definition

Trading profit before tax is management’s preferred profit measure when assessing the performance of the business. It is calculated by adding back reorganisation and other charges from profit before tax. Reorganisation and other charges comprise embedded value charges and rebasing (including investment variances compared to assumptions, and specific life-related non-recurring adjustments), re-organisation expenses (including cost programme implementation, hedging variances, costs associated with meeting regulatory change, and endowment misselling remediation costs), and goodwill charges.

In addition, the Portfolio Business Unit (PBU) result is excluded from the trading results.

Disclaimer

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") (SAN.MC, STD.N). Santander is the 9th largest bank in the world by market capitalisation and the largest in the Euro Zone. Founded in 1857, Santander has over 60 million customers, approximately 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal, where it is the 3rd largest banking group. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries.

Santander obtained a secondary listing of its ordinary shares on the London Stock Exchange in 2005 and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please refer to the Abbey Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.

This statement is unaudited and does not comprise a preliminary results announcement, which is due in March 2006 upon completion of Abbey’s Annual Report and Accounts.

Future dates

Annual report and accounts on Form 20-F Late March 2006

Contacts

Thomas Coops (Communications Director) 020 7756 5536

Israel Santos (Investor Relations) 020 7756 4181

Matt Young (Media Relations) 020 7756 4232

For more information contact: investor@abbey.com.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 8 th February 2006	By: /s/ Shaun Coles
(Authorized Signatory)